WISDOMTREE RULES-BASED GLOBAL EX-US GROWTH

INDEX METHODOLOGY

Last Updated June 2012

WISDOMTREE RULES-BASED GLOBAL EX US GROWTH INDEX METHODOLOGY

1.	Overview and Description of Methodology Guide for Global ex-US Growth Index

WisdomTree Global ex US Growth Index (“WTGDXG”) was developed by WisdomTree Investments, Inc. (“WTI”) to measure the performance of largecap growth companies in the emerging and developed markets outside the U.S.

Companies eligible for WTGDXG must have passed the selection requirements of the WisdomTree World ex-US Index, which measures the stock performance of dividend-paying companies in emerging markets and developed countries outside the U.S.

Companies eligible for inclusion in the WTGDXG must have posted year-over-year percentage change in earnings per share, book value per share, sales per share and stock price (“growth metrics”). Companies with the 1000 largest market capitalizations that pass these selection requirements are then ranked by each of these four “growth metrics.” Companies that rank in the top 30% are selected for inclusion.

The WTGDXG is reconstituted annually, at which time each component’s weight is adjusted to reflect its share of the Dividend Stream of that index. The Dividend Stream is defined as the cash dividends paid in the annual cycle prior to the index measurement date. The percentage weight assigned to each component in the Index at the annual reconstitution is calculated by dividing gross dividends paid in U.S. dollars for each component company by the sum of all such dividends paid by all the component companies in the Index over the same period. Each of the Indexes is calculated to capture price appreciation and total return, which assumes dividends are reinvested into the Indexes. The Indexes are calculated using primary market prices.

2.	Key Features

2.1.	Membership Criteria

To be eligible for inclusion in the WTGDXG, a company must qualify for inclusion in the WisdomTree World ex-US Index and that have paid at least $5 million in cash dividends in the annual cycle prior to the index measurement date. Common stocks, REITS and holding companies are eligible for inclusion. ADRs, GDRs and EDRs are excluded, except for companies incorporated in Argentina or Russia. Passive foreign investment companies (PFICS), limited partnerships, limited liability companies, royalty trusts, tracking stocks, mortgage REITS and companies that are incorporated in the United States (“United States” is defined herein as the 50 U.S. states plus the Commonwealth of Puerto

Rico) as well as preferred stocks, closed-end funds, exchange-traded funds, and derivative securities such as warrants and rights are not eligible.

Companies eligible for WTGDXG must have a year-over-year percentage change in earnings per share, book value per share, sales per share and stock price (“growth metrics”). Companies with the 1000 largest market capitalizations that pass these selection requirements are then ranked by a composite “Growth Score” defined below. Companies that rank in the top 30% are selected for inclusion in the WTGDXG.

Growth Score = (ZBV + ZEPS + Zsales + Zprice ) /4

Where ZBV = Standardized Z-Score of Book Value Per Share Growth

Where ZEPS = Standardized Z-Score Earnings Per Share Growth

Where Zsales = Standardized Z-Score of Sales Per Share Growth

Where Zprice = Standardized Z-Score of 1-Year Change in Stock Price

2.2	Base Date and Base Value

The Index was established with a base value of 200 on June 30, 2008.

2.3	Calculation and Dissemination

The following formula is used to calculate the index levels for the Global ex-US Growth Index:

Si{SiPiEi }
D

Si = Number of shares in the index for security i.

Pi = Price of security i

Ei = Cross rate of currency of Security i vs. USD. If security price in USD, Ei = 1

D = Divisor

2.4	Weighting

The WTGDXG is calculated whenever the New York Stock Exchange is open for trading. If trading is suspended while the exchange the component company trades on is still open, the last traded price for that stock is used for all subsequent Index computations until trading resumes. If trading is suspended before the opening, the stock’s adjusted closing price from the previous day is used to calculate the Index. Until a particular stock opens, its adjusted closing price from the previous day is used in the Index computation. Index values are calculated on both a price and total-return basis, in U.S. dollars and disseminated on an end-of-day basis.

The WTGDXG is a modified capitalization-weighted index that employs a transparent weighting formula to magnify the effect that dividends play in the total return of the Indexes.

The initial weight of a component in the Indexes at the annual reconstitution is based on cash dividends paid in the annual cycle prior to the index measurement date, “The Cash Dividend Factor.” In the case of India, the “Cash Dividend Factor” is adjusted by multiplying by a factor developed by Standard & Poor’s called the “Investability Weighting Factor” (IWF). The IWF is used to scale the dividends generated of each company by factors that impose restrictions on shares available to be purchased. The Cash Dividend Factor is calculated for every component in the Index and then summed. Each component’s weight, at the International Weighting Date, is equal to its Cash Dividend Factor divided by the sum of all Cash Dividend Factors for all the components in that Index. The International Weighting Date is when component weights are set, it occurs immediately after the close of trading on the third Wednesday of June. New component weights take effect before the opening of trading on the first Monday following the third Friday of June (the “International Reconstitution Date”).

All Indexes will be modified should the following occur. Should any company achieve a weighting equal to or greater than 24.0% of its Index, its weighting will be reduced to 20.0% at the close of the current calendar quarter, and all other components in the Index will be rebalanced. Moreover, should the “collective weight” of Index component securities whose individual current weights equal or exceed 5.0% of the Index, when added together, equal or exceed 50.0% of the Index, the weightings in those component securities will be reduced proportionately so that their collective weight equals 40.0% of the Index at the close of the current calendar quarter, and all other components in the Index will be rebalanced in proportion to their index weightings before the adjustment. Further iterations of these adjustments may occur until no company or group of companies violates these rules.

Should any country achieve a weight equal to or greater than 25% of the indexes, the weight of companies will be proportionally reduced to 25% as of the annual screening date.

Should any sector achieve a weight equal to or greater than 25% of the Indexes, weight of companies will be proportionally reduced to 25% as of the annual screening date.

2.5	Dividend Treatment

Normal dividend payments are not taken into account in the price Index, whereas they are reinvested and accounted for in the total return Index.

However, special dividends from non-operating income require index divisor adjustments to prevent the distribution from distorting the price index.

2.6	Multiple Share Classes

In the event a component company issues multiple classes of shares of common stock, each class of share will be included in the Index, provided that dividends are paid on that share of stock and that the stock passes all other inclusion requirements. Conversion of a share class into another share class results in the deletion of the share class being phased out and an increase in shares of the surviving share class, provided that the surviving share class is in the Index.

3.	Index Maintenance

Index Maintenance includes monitoring and implementing the adjustments for company additions and deletions, stock splits, stock dividends, corporate restructurings, spins-offs, or other corporate actions. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the component companies in the Index. Other corporate actions, such as special dividends, require index divisor adjustments as well. Any corporate action, whether it requires divisor adjustments or not, will be implemented after the close of trading on the day prior to the ex-date of such corporate action. Whenever possible, changes to the Index’s components will be announced at least two business days prior to their implementation date.

3.1.	Component Changes

•	Additions

Additions to the WTGDXG are made at the annual reconstitution according to the inclusion criteria defined above. Changes are implemented before the opening of trading on the first Monday following the closing of trading on the third Friday in June. With the exception of a certain type of spin-off, no additions are made to the WTGDXG between annual reconstitutions.

•	Deletions

Shares of companies that are de-listed or acquired by a company outside of the Index are deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in composition of the Index. A component company that cancels its dividend payment is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. A component company that files for bankruptcy is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. If a company re-incorporates outside of a defined domicile, it is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. If a component company is acquired by another company in the Index for stock, the acquiring company’s shares and weight in the Index are adjusted to reflect the transaction after the close of trading on the day prior to the execution date.1 Component companies that reclassify their shares (i.e. that convert multiple share classes into a single share class) remain in the Index, although index shares are adjusted to reflect the reclassification.

3.2.	Spin-Offs and IPOs

Should a company be spun-off from an existing component company and pay a regular cash dividend, it is not allowed into the Index until the next annual reconstitution, provided it meets all other inclusion requirements. Spin-off shares of publicly traded companies that are included in the same indexes as their parent company are increased to reflect the spin-off and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. Companies that go public in an Initial Public Offering (IPO) and that pay regular cash dividends and that meet all other Index inclusion requirements must wait until the next annual reconstitution to be included in the Global ex-US Growth Index.

4.	Index Divisor Adjustments

Corporate actions may affect the share capital of component stocks and therefore trigger increases or decreases in the Index value. To avoid distortion, the divisor is adjusted accordingly. Changes in the Index’s market capitalization due to changes in composition, weighting or corporate actions result in a divisor change to maintain the Index’s continuity. By adjusting the divisor, the Index value retains its continuity before and after the event. Corporate actions that require divisor adjustments will be implemented prior to the opening of trading on the effective date. In certain instances where information is incomplete, or the completion of an event is announced too late to be implemented prior to the ex-date, the implementation will occur as of the close of the following

[1]

Companies being acquired will be deleted from the WisdomTree indexes immediately before the effective date of the acquisition or upon notice of a suspension of trading in the stock of the company that is being acquired. In cases where an effective date is not publicly announced in advance, or where a notice of suspension of trading in connection with an acquisition is not announced in advance, WisdomTree reserves the right to delete the company being acquired based on best available market information.

day or as soon as practicable thereafter. For corporate actions not described herein, or combinations of different types of corporate events and other exceptional cases, WisdomTree reserves the right to determine the appropriate implementation method.

Companies that are acquired, de-listed, file for bankruptcy, re-incorporate outside of a defined domicile or that cancel their dividends in the intervening weeks between the International Screening Point and the International Reconstitution Date are not included in the Index, and the weights of the remaining components are adjusted accordingly.

5.	Selection Parameters for the Global ex-US Growth Index

5.1.

Selection parameters for the WisdomTree Global ex-US Growth Index are defined in 2.1. Companies that pass this selection criteria as of the Screening Point are included in the WTGDXG . The component companies are assigned weights in the Index as defined in section 2.4. and the annual reconstitution of the Index takes effect as defined in section 3.1.